UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MGI PHARMA, INC.

(Name of Subject Company (Issuer))

JAGUAR ACQUISITION CORP.

a wholly owned subsidiary of

EISAI CORPORATION OF NORTH AMERICA

a wholly owned subsidiary of

EISAI CO., LTD.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

552880-10-6

(CUSIP Number of Class of Securities)

Douglas Snyder, Esq.

Jaguar Acquisition Corp.

100 Tice Boulevard

Woodcliff Lake, NJ 07677

(201) 746-02305

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

George J. Sampas, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4945

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*                                         A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

THE FOLLOWING MATERIAL WAS MADE AVAILABLE ON EISAI CO., LTD.’S WEBISTE ON DECEMBER 12, 2007.

Important Additional information Will be Filed with the Securities and Exchange Commission (“SEC”)

The tender offer by Jaguar Acquisition Corp., an indirect wholly-owned subsidiary of Eisai Co., Ltd., for all issued and outstanding shares of MGI PHARMA, Inc.’s common stock has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell shares of MGI PHARMA, Inc.’s common stock.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The tender offer statement will be filed by Jaguar Acquisition Corp. with the SEC, and the solicitation/recommendation statement will be filed by MGI PHARMA, Inc. with the SEC.  Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Jaguar Acquisition Corp. or MGI PHARMA, Inc. with the SEC at the website maintained by the SEC at www.sec.gov.  The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Georgeson, Inc., the information agent for the tender offer, at 1-212-440-9800 for banks and brokers or 1-888-605-7543 for all others.

Reference Data

1. MGI PHARMA’s Operating Results	(In US$ millions)

Year Ended December 31	Revenues	R&D Expenses	Gain (loss) on Operations	Net gain (loss)
2004	195.7	62.6	(84.7)	(85.7)
2005	279.4	70.9	(134.8)	(132.4)
2006	342.8	100.1	(31.2)	(40.2)
2007 3Q	288.8	56.9	14.5	13.7

2. MGI PHARMA’s Core Products Profile

(1) Aloxi® (injection)

Generic name:	palonosetron hydrochloride

MOA & characteristics:	Serotonin subtype 3(5-HT3) receptor antagonist

Indication:	Chemotherapy-induced nausea and vomiting (CINV)

Features:	Only 5HT3 receptor antagonist approved for prevention of both acute and delayed chemotherapy-induced nausea and vomiting

US Launch:	2003

Sales for 2006:	US$251 million

New indication:	Post-operative nausea and vomiting (PONV): U.S. NDA filed

New formulation:	Oral formulation: U.S. NDA submitted

(2) Dacogen® (injection)

Generic name:	decitabine

MOA & characteristics:	Anti-cancer activities through inhibition of DNA methylation

Indication:	Myelodysplastic syndrome (MDS)

Features:	Broad indication in patients with MDS: all subtypes, de novo and secondary MDS, previously treated and untreated

US Launch:	2006

Sales for 2006:	US$36 million

New indication:	Acute myeloid leukemia (AML): Phase III

(3) Gliadel® Wafer

Generic name:	polifeprosan 20 with carmustine implant

MOA & characteristics	Localized delivery of carmustine, DNA/RNA alkylating agent

Indication:	Newly-diagnosed high-grade malignant glioma patients as an adjunct to surgery and radiation

Recurrent glioblastoma patients as an adjunct to surgery

Features:	Only FDA approved implant treatment for brain cancer

US Launch:	1996

Sales for 2006:	US$36 million

3. MGI PHARMA’s Pipeline

(1) Submitted

Aloxi®	[Additional indication] Post-operative nausea and vomiting (PONV)

[New formulation] Oral formulation (Chemotherapy-induced nausea and vomiting (CINV)

Aquavan	Minimal to moderate sedation of patients undergoing brief diagnostic or surgical procedures

Clinical Development

Saforis™	Oral mucositis	Phase III

Dacogen®	[Additional indication] Acute myeloid leukemia (AML)	Phase III

Amolimogene (therapeutic DNA vaccine)	Cervical dysplasia	Phase II / III

AKR-501	Idiopathic thrombocytopenic purpura (ITP)	Phase II

Irofulven	Hormone refractory prostate cancer	Phase II

ZYC300 (therapeutic DNA vaccine)	Solid tumors	Phase I / II

4. Eisai’s Oncology Portfolio Overview

(1) Products

ONTAK® (denileukin diftitox)	Treatment of patients with persistent or recurrent cutaneous T-cell lymphoma, whose malignant cells express the CD25 component of the Interleukin-2 receptor

Targretin® (bexarotene) capsules	Treatment of cutaneous manifestations of cutaneous t-cell lymphoma in patients who are refractory to at least one prior systemic therapy

Targretin® (bexarotene) gel 1%v	Treatment of cutaneous manifestations of cutaneous t-cell lymphoma in patients who are refractory to at least one prior systemic therapy

Panretin® (alitretinoin) gel 0.1%	Treatment of cutaneous lesions in patients with AIDS-related Kaposi’s sarcoma

FRAGMIN ® (dalteparin sodium injection)	Extended treatment of symptomatic venous thromboembolism (VTE) (proximal deep vein thrombosis (DVT) and/or pulmonary embolism (PE)) to reduce the recurrence of VTE in patients with cancer

(2) Pipeline

	Mode of Action	Target Indication and Phase	Status
E7389	Microtubule growth suppressor	Breast cancer (3rd line treatment)	Under preparation for submission under Subpart H
		Breast cancer (2nd & 3rd line treatment)	Phase III
		Prostate cancer, Sarcoma	Phase II
		NSCLC (combination therapy)	Phase I

MORAb-003	Monoclonal antibody	Ovarian cancer	Phase II

E7820	Alpha 2 integrin expression inhibitor	Cancer	Phase I / II

E7070	Cell cycle GI phase targeting agent	Small cell lung cancer, pancreatic cancer (combination therapy)	Phase I
E7080	VEGF receptor tyrosin kinase inhibitor	Cancer	Phase I

E7974	Hemiasterlin type tubuin polymerization inhibitor	Cancer	Phase I

MORAb-009	Monoclonal antibody	Pancreatic cancer	Phase1

E7107	Splicing factor modulator	Cancer	Phase1

E6201	Multi-kinase inhibitor	Cancer	Preparing for Phase1